[Four Oaks Letterhead]

February 4, 2011

Via EDGAR
Kevin W. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Four Oaks Fincorp, Inc.
Form 10-K for the year ended December 31, 2009
Forms 10-Q for the periods ended March 31, 2010, June 30, 2010 and
September 30, 2010
File No. 0-22787

Dear Mr. Vaughn:

This letter responds to your comment letter of January 6, 2011 regarding the above-referenced filings made by Four Oaks Fincorp, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”).  This letter includes the comments from your letter in bold with the Company’s response set forth immediately below.

Form 10-K

Merger with Nuestro Banco, page 4

1.
Please revise future filings to provide an expanded discussion of the Nuestro Banco acquisition, including a discussion of its operating history and how that operating history allowed you to acquire the bank at such a substantial discount to the fair value of its net assets.

RESPONSE:

The Company acknowledges the Staff’s comment, and in future filings, the Company will revise the first paragraph of the referenced disclosure to read substantially as follows:

On December 31, 2009, the Company completed the merger with Nuestro Banco, headquartered in Garner, North Carolina.  The Company acquired all outstanding shares of Nuestro’s capital stock in exchange for approximately 357,099 shares of the Company’s common stock.  In connection with this merger, the Company acquired approximately $16.2 million in assets and assumed approximately $8.3 million in liabilities.  The acquisition was accounted for under the acquisition method of accounting in accordance with FASB ASC 805, Business Combinations. The Company recorded a “bargain purchase” gain totaling $6.0 million resulting from the acquisition, which is a component of noninterest income on the statement of income. The amount of the gain is equal to the amount by which the estimated fair value of assets purchased exceeded the estimated fair value of liabilities assumed and consideration paid.

Mr. Kevin W. Vaughn
February 4, 2011

The Company was able to acquire Nuestro Banco at such a substantial discount to the fair value of its net assets primarily due to the distressed condition of Nuestro Banco.  Nuestro Banco was subject to an Order to Cease and Desist issued by the FDIC and the North Carolina Commissioner of Banks, and there was a possibility of regulatory closure of Nuestro Banco, which would result in Nuestro Banco’s shareholders losing their entire investment in the bank.  In addition, Nuestro Banco had failed to attain profitability, and the likelihood that Nuestro Banco could attain consistent profitability within any reasonable time period was relatively remote, particularly given the worsening economic environment at the time.  The Company was an attractive acquiror despite the discrepancy between the purchase price and Nuestro Banco’s net asset fair market value because, among other things, the Company’s common stock was trading at a discount to historical levels, which resulted in Nuestro Banco’s shareholders owning a disproportionately large percentage (5%) of the Company’s outstanding equity on a pro forma basis following the acquisition.  Therefore, as market conditions improve, the value of the merger consideration to Nuestro Banco’s shareholders is expected to be positively impacted.

2.
If this acquisition was associated with the FDIC’s process of disposing of failed institutions, please tell us where you disclosed that fact in your Exchange Act filings, or tell us why you do not currently discuss it. Revise your future filings, as applicable.

RESPONSE:

The Company hereby advises the Staff that the Company’s acquisition of Nuestro Banco was not associated with the FDIC’s process of disposing of failed institutions.  As such, the Company’s Exchange Act filings do not contain such disclosure.

3.	Please tell us and revise future filings to disclose if the acquisition of Nuestro Banco was subject to a loss sharing agreement with the FDIC

RESPONSE:

The Company hereby advises the Staff that the Company’s acquisition of Nuestro Banco was not subject to a loss sharing arrangement with the FDIC.

Mr. Kevin W. Vaughn
February 4, 2011

Loan Portfolio, page 29

4.
Please revise future filings to present the same categories used to disclose the types of loans held in your loan portfolio in all related loan disclosures, including loan maturities, non-performing loans, allowance for loan losses, etc.

RESPONSE:

The Company acknowledges the Staff’s comment.  In future filings, the Company will present the same categories used to disclose the type of loans held in the Company’s loan portfolio in all related loan disclosures.

5.
Please revise future filings to provide a discussion of the underwriting policies and procedures you use to underwrite the material loans in each lending category. Your revisions should include factors such as loan to value ratios, FICO scores, appraisal requirements, debt service ratios, interest reserves, etc. Discuss whether or not you underwrite hybrid loans, such as interest only loans, low doc/no doc loans, etc. Your revisions should address not only your current underwriting policies and procedures but also those used to underwrite significant categories of loans held in your portfolio, including those acquired in recent acquisitions.

RESPONSE:

The Company acknowledges the Staff’s comment, and in future filings, the Company will include a discussion of its underwriting policies and procedures for the material loans in each lending category substantially similar to the following language, to the extent that it remains accurate and applicable:

Loan Policy

We have a loan policy in place that is amended and approved from time to time as needed to reflect current economic conditions and product offerings in our markets.  This policy relates to loan administration, documentation, approval, and reporting requirements for various types of loans.  The policy is designed to comply with all applicable federal and state regulatory requirements and establishes minimum standards for the extension of credit.

Mr. Kevin W. Vaughn
February 4, 2011

Procedures

Each product and service of the Bank has an established written procedure.  The lending policy also establishes pre-determined lending authorities for loan officers commensurate with their abilities and experience.  In addition, the policy establishes committees to review for approval or denial of credit requests at various lending amounts.  These committees are the Credit Department Loan Committee, the Executive Loan Committee comprised of the Chief Executive Officer and four independent directors, and the Board Loan Committee that reviews the larger requests and requests that fall under Regulation O.  Approval authorities are under regular review and are subject to adjustment.  Loan requests outside of standard policy or guidelines may be made on a case by case basis when justified, documented, and approved by the appropriate authority.

Underwriting

Underwriting criteria for all types of loans are prescribed within the lending policy.

Residential Real Estate.  Owner occupied 1-4 family residential comprises approximately 5% of our total loan portfolio.  The outstanding balances have generally been very stable.  These loans are held within the Bank’s portfolio.  Terms may range up to 85 months with amortizations of 15 years. Home equity loans with a revolving line of credit feature comprise approximately 6% of the portfolio.  Underwriting criteria and procedures for residential real estate mortgage loans generally include:

●	Monthly debt payments of the borrower to gross monthly income should not exceed 42% with stable employment of two years.
●	Loan to value ratio limits of up to 90% of the appraised value.
●	A credit investigation, which includes an Equifax credit report with a Beacon score of at least 620.
●
Verification of income by various methods.  (From January 1, 2005 through June 1, 2008, the Bank waived income verification and used stated income for residential lot applications in the Wallace branch office when applicants had a Beacon score of at least 679.)

●	Appropriate insurance to protect the Bank, typically in the amount of the loan.
●	Flood certifications are procured.
●
Collateral is investigated using current appraisals and is supplemented by the loan officer’s knowledge of the local market.  Outside appraisals are completed by appraisers on the Bank’s approved list.  The appraisals on loans greater than $250,000 are reviewed by an outside source that certifies it is compliant with Uniform Standards of Professional Appraisal Practice.

Mr. Kevin W. Vaughn
February 4, 2011

Commercial Real Estate.  Commercial real estate and real estate construction makes up the largest segment of our loan portfolio.  This segment is closely monitored at the staff and Board level.  Our Board of Directors receives reports on a monthly basis detailing trends.   Underwriting criteria and procedures for commercial real estate loans generally include:

●
Procurement of federal income tax returns and financial statements, preferably for the past three years if available, and related supplemental information deemed relevant.  The Bank has recently instituted a policy of requiring audited financial statements on certain loan requests based on size and complexity.

●	Rent rolls, tenant listings, and other similar documents are requested as needed.
●
Detailed financial and credit analysis related to cash flow, collateral, the borrower’s capital and character, and the operational environment is performed and presented to the appropriate officer or committee for approval.

●	Cash flows from the project financed and aggregate cash flows of the principals and their entities must produce a minimum debt service coverage ratio of 1.25:1.
●	Cash or collateral equity injection by the applicant, ranging from 15% to 35% based on regulatory loan to value ratio limits, in order to meet minimum federal guidelines for each loan category.
●	Past experience of the investor in commercial real estate.
●	Past experience of the customer with the Bank.
●	Tangible net worth analysis of the borrower and any guarantors.
●	General and local commercial real estate conditions are monitored and considered in the decision-making process.
●	Alternative uses of the security are considered in the event of default.
●	Credit enhancements are utilized when necessary and desirable, such as the use of guarantors and take out commitments.
●
Non-construction real estate loans typically have a 15-year amortization with a five-year balloon payment.  If appropriate, a loan may be set up as an interest only single payment if repayment coincides with the maturity.

●
Commercial construction projects require that an engineer or architect review the applicant’s cost figures for accuracy.  In addition, all draw requests must be approved by either the engineer or architect for accuracy before payment is made.

●	On-site progress inspections are completed to protect the Bank.
●
Requests for residential construction loans are closely monitored at the contractor level and subdivision level for concentrations.  A request is denied if either the predetermined builder’s concentration or Bank’s concentration limit has been attained.

●	Real estate construction loans are made for terms not to exceed 12 months for residential construction and 18 to 24 months for commercial construction.

Mr. Kevin W. Vaughn
February 4, 2011

Commercial, Financial, Agricultural, and Installment Loans.

Financial.  Financial loans are secured by stocks, bonds, and mutual funds.  Underwriting procedures and criteria for financial loans generally include:

●	Stock loans should be structured to coincide with the identified source of repayment.
●	The maximum loan to value ratio for stock listed for sale on the NYSE, AMEX, or NASDAQ is 60% of its market value.
●	Generally, stock loans should not exceed 60 months.

Agricultural.  Crop production lending presents many risks to the lender because of weather uncertainty and fluctuations in commodity prices.  Underwriting procedures and criteria for agricultural loans generally include:

●	The farmer should have the financial capacity to withstand at least one bad crop year.
●
The farmer must possess sufficient equity in equipment or farmland for the Bank to term, within acceptable collateral margins (ranging from 50% to 70%) and cash flow debt service coverage requirements (generally 1.25:1), any line outstanding after the sale of crops.

●	Farmers should meet certain qualitative criteria with respect to the farmer’s knowledge and experience.
●	For new customers, documentation on where the farmer previously banked and the circumstances underlying the new loan request.

Commercial Inventory and Accounts Receivable.  Underwriting procedures and loan to value ratios for commercial inventory loans and accounts receivable loans generally include:

●	Up to 75% of eligible accounts receivable.
●
Up to 80% of the individually assigned accounts receivable. The customer assigns individual invoices, sometimes with shipping documents attached. These may be stamped or marked to show that they have been assigned to the Bank. The customer brings payments to the Bank for processing against individual invoices.

●	50% or less of the cost or market on materials and qualified finished goods, depending on their quality and stability.
●	0% on work-in-progress.

Mr. Kevin W. Vaughn
February 4, 2011

Installment Loans.  These loans are predominantly direct loans to established customers of the Bank and primarily include the financing of automobiles, boats, and other consumer goods.  The character, capacity, collateral, and conditions are evaluated using policy limitations. Installment loans are typically made for terms that do not exceed 60 months with any exceptions being documented.  Installment loan underwriting criteria and procedures for such financing generally include:

●	Financial statements are required on all consumer loans secured by a primary residence, all unsecured loans of $10,000 or more, and all secured transactions of $50,000 or more.
●	Income verification is required on all consumer loans secured by a primary residence, all unsecured loans greater than $20,000, and all secured loans of $50,000 or more at origination.
●	Past experience of the customer with the bank.
●	A debt to income ratio that does not exceed 38%.
●	Stable employment record of two years.
●	Stable residency record of two years.
●	A Beacon score of at least 620.
●	Terms to match the usefulness or life of the security.
●	If unsecured, the total unsecured loans of the applicant should not exceed 15% of adjusted net worth or 20% of the applicant’s gross annual income.

Interest Only Loans.  Interest only loans are generally limited to construction lending, properties recently completed and undergoing occupancy stabilization period, and revolving lines of credit. Any other loans made as interest only should have a well documented reason and proper approval.

We do not underwrite negative amortization loans or hybrid loans.

Investment Securities, page 24

6.
Please revise future filings to identify the issuers of your mortgage backed securities (MBS). Clarify the disclosures here with the disclosures in footnote N to the financial statements where you disclose that all MBSs are agency issued. To the extent they are all agency issued, please revise footnote N to clarify which agency securities are fair valued using level 2 criteria and which are fair valued using level 3 criteria, and why.

Mr. Kevin W. Vaughn
February 4, 2011

RESPONSE:

The Company hereby advises the Staff that all of the Company’s mortgage backed securities (“MBS”) as of December 31, 2009 were agency issued. The Company’s MBS were primarily issued by the Government National Mortgage Association (GNMA), with additional MBS issued by the Federal National Mortgage Association (FNMA) and the Federal Home Loan Mortgage Corporation (FHLMC).  Although all of the Company’s MBS are ultimately designated Level 2 securities, the Company’s bond accounting service temporarily designates new purchases as Level 3 securities if those purchases settle after the pricing date of the portfolio, which historically has been six to eight days prior to the end of the month.  The Company has confirmed that all MBS were Level 2 securities as of December 31, 2009, and the Company is working with its bond accounting service to ensure that the Company’s MBS portfolio is priced as of the last day of each fiscal quarter.  In future filings, the Company will provide additional disclosure identifying the issuers of its MBS and clarifying the valuations of its agency-issued MBS as necessary.

Loan Maturities, page 30

7.	Please revise this table in future filings to include loans secured by residential real estate and any other material loan category that includes fixed and variable rate loans.

RESPONSE:

The Company acknowledges the Staff’s comment, and in future filings, the Company will include loans secured by residential real estate and any other material loan category that includes fixed and variable rate loans in the Certain Loan Maturities table.

Nonperforming assets, page 31

8.
Please revise future filings to provide an expanded discussion of your troubled debt restructurings (TDR), including when you consider a modified loan a TDR, the methods used to modify loan, and when you do and do not classify a TDR loan as nonperforming.

RESPONSE:

The Company acknowledges the Staff’s comment, and in future filings, the Company will provide an expanded discussion of its TDRs substantially similar to the following language, to the extent that it remains accurate and applicable:

Loans are classified as a troubled debt restructuring (“TDR”) when, for economic or legal reasons related to the debtor’s financial difficulties, the Bank grants a concession to the debtor that would not otherwise be considered.  Generally, these loans are restructured due to a borrower’s inability to repay or meet the contractual obligations under the loan, which predominantly occurs because of cash flow problems.  We only restructure loans for borrowers in financial difficulty that demonstrate the willingness and capacity to repay the loan under reasonable terms and where the bank has sufficient protection provided by the cash flow potential of the underlying collateral or business.    We may grant concessions by (1) forgiving principal or interest, (2) reducing the stated interest rate to a below market rate, (3) deferring principal payments, (4) changing repayment terms from amortizing to interest only, (5) extending the repayment period, or (6) accepting a change in terms based on a bankruptcy plan.

Mr. Kevin W. Vaughn
February 4, 2011

The Bank’s policy with respect to accrual of interest on loans restructured in a TDR follows relevant supervisory guidance.  If a borrower has demonstrated performance under the previous loan terms and shows capacity to perform under the restructured loan terms, continued accrual of interest at the restructured interest rate is likely.  If the borrower was materially delinquent on payments prior to the restructuring but shows the capacity to meet the restructured loan terms, the loan will likely continue as nonaccrual going forward.  If the borrower does not perform under the restructured terms, the loan is placed on nonaccrual status.  We will continue to closely monitor these loans and will cease accruing interest on them if management believes that the borrowers may not continue performing based on the restructured terms.

All TDRs are considered to be impaired and are evaluated as such in the quarterly allowance calculation.  As of December 31, 2010, allowance for loan losses allocated to performing TDRs totaled $4,954,620.55.  Outstanding nonperforming TDRs and their related allowance for loan losses totaled $9,349,023.33 and $297,007.91 respectively, as of December 31, 2010.

9.	Please revise future filings to disclose and quantify the amount of TDRs that are nonperforming.

RESPONSE:

The Company acknowledges the Staff’s comment, and in future filings, the Company will disclose and quantify the amount of TDRs as described in the Company’s response to Comment #8 above.

Form 10-Q for the period ended September 30, 2010

General

10.
You disclose on page 34 that you have entered into an MOU with the Federal Reserve Board of Richmond and the North Carolina Office of the Commissioner of Banks and that you expect to enter into a formal agreement in the fourth quarter of 2010.  Please revise future filings to provide more prominent disclose of the material provisions of the MOU and other such agreements, including detailed disclosure of the terms contained in them and how they have affected your ability to pay dividends. Provide updated disclosure of all agreements in subsequent filings until they are resolved.

Mr. Kevin W. Vaughn
February 4, 2011

RESPONSE:

The Federal Reserve Bank of Richmond is in the process of completing an examination of the Company and its wholly-owned subsidiary, Four Oaks Bank & Trust Company (the “Bank”).  Due to the timing of this examination, management now expects the Company and the Bank to enter in to a formal written agreement with the Federal Reserve Bank of Richmond and the North Carolina Office of the Commissioner of Banks during the first half of 2011.

In future filings, the Company will provide more prominent disclosure of the material provisions of the MOU and other such agreements, including detailed disclosure of the terms contained in them and how they have affected the Company’s ability to pay dividends.  In particular, the Company will include this disclosure in Item 1, “Business” section and other sections, as appropriate, of the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.  In addition, the Company will provide updated disclosure of all agreements in subsequent filings until they are resolved.

11.
Please revise future filings to provide an expanded discussion of how management determined that the deferred tax asset did not require a valuation allowance, including both positive and negative evidence, and how it considered ASU 740-10 in making that determination. Discuss the relevance placed on historical operations versus forecasted earnings in future periods. Please include more specific information than that currently included in your disclosures. Update your disclosure in future filings to discuss how the actual results of the periods compared to the projected results used in your analysis of the need for a valuation allowance.

RESPONSE:

The Company acknowledges the Staff’s comment, and in future filings, the Company will provide an expanded discussion of how management determines whether the deferred tax asset requires a valuation allowance, including the requested disclosures.

* * * *

Mr. Kevin W. Vaughn
February 4, 2011

As requested in your January 6, 2011 letter, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can be of further assistance in facilitating your review of the above responses, please do not hesitate to contact me by phone at (919) 963-2177.

Sincerely,

/s/ Nancy S. Wise
Nancy S. Wise
Executive Vice President and Chief Financial Officer

cc:	Paul Cline
Margaret N. Rosenfeld, Esq.